Christopher L. Tinen Partner O 858.910.4809 | F 858.434.5006 ctinen@swlaw.com

June 6, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Conlon Danberg
Jane Park

Re:	Tivic Health Systems, Inc.
Draft Registration Statement on Form S-1
Submitted May 15, 2025
CIK No. 0001787740

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 21, 2025, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on May 15, 2025 (the “Draft Registration Statement”). We are filing via EDGAR this letter in response thereto as well as publicly filing the Company’s registration statement on Form S-1 and non-public draft submission.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein correspond to the pages of the previously submitted Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted May 15, 2025

Plan of Distribution, page 17

1.	We note your statement that the Selling Stockholder and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Please clarify if you intend to rely on the guidance provided in Securities Act Compliance and Disclosure Interpretation 139.13 and, if so, revise the registration statement to identify the equity line investor as an underwriter as well as a selling shareholder. If you believe your transaction constitutes a genuine secondary offering rather than an indirect primary offering, please provide us with your analysis of the factors described in Securities Act Compliance and Disclosure Interpretations 612.09 and 139.11.

In response to the Staff’s comments, the Company respectfully submits that, based on the facts and circumstances present, the offering contemplated in the Draft Registration Statement is properly characterized as a bona fide secondary offering and not an indirect primary offering. As such, the Company is not relying on the guidance contemplated by Securities Act Compliance and Disclosure Interpretations Question 139.13 (“CD&I; 139.13”). Accordingly, the Company believes it properly reflected in the Draft Registration Statement that the selling stockholder listed therein (the “Selling Stockholder”) “may” be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), under the circumstances described herein.

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The offering was consummated in a one-time, arm’s-length private placement (the “Offering”) negotiated between the Company and the Selling Stockholder pursuant to a securities purchase agreement between the Company and the Selling Stockholder (the “Securities Purchase Agreement”). The Company believes the registration of the resale of the shares of common stock of the Company issuable upon conversion of shares of our Series B Non-Voting Convertible Preferred Stock (the “Preferred Stock”) and upon exercise of the warrants (the “Warrants”) is akin to the registration of convertible or exchangeable securities issued through a private investment in public equity (“PIPE”) transaction. In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a sale of the convertible security exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof and Rule 506(b) of the Regulation D thereunder to the investor, and the investor is at market risk at the time of filing of the resale registration statement. Securities Act Compliance and Disclosure Interpretations Question 139.11 (“CD&I 139.11”) states that an investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration or at any subsequent date under the PIPE analysis. Additionally, there can be no conditions to closing that are within an investor’s control, such as a due diligence or finance closing condition.

Similar to a PIPE transaction contemplated by CD&I 139.11, the offering of the Preferred Stock and the Warrants occurred pursuant to the exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) thereof, in which the terms of the conversion of the Preferred Stock and exercise of the Warrants, respectively, into shares of common stock of the Company have been established with the number of shares of common stock issuable upon exercise of the Warrants fixed, subject to standard anti-dilution protections and the number of shares of common stock issuable upon conversion of the Preferred Stock limited by a fixed floor price, which adjustments cannot increase the maximum number of shares of common stock registered pursuant to the registration statement (the number of shares of common stock issuable upon exercise of the Warrants and conversion of the Preferred Stock being the “Shares”). While the number of Shares issuable and exercise price of the Warrants is subject to change based on certain anti-dilution protections and while the number of Shares issuable and the conversion price of the Preferred Stock is subject to change based on the market price of the Company’s common stock following certain events, the floor price is the fixed price limit regardless of whether the Company’s stock price falls below the floor, the number of Shares issuable at the floor price is known and being registered and the Offering consideration and price of $8,400,000 is fixed and shall be paid according to a set schedule and not pursuant to a Company “put” right. The tranched structure allows the Company to space out the capital investment over time to align with its business plan and development goals and to allow it time to comply with the stockholder approval requirements of Nasdaq. Moreover, the Selling Stockholder cannot revoke its investment even if there are adverse developments in the economy impacting the Company, which, if such events had occurred prior to the closing of the Offering, would have resulted in the Selling Stockholder declining to participate in the Offering. Lastly, unlike an equity line transaction, the amount of investment proceeds to be received by the Company in the tranched closings is fixed at $8,400,000 and is not tied to the subsequent conversion price of the Preferred Stock or the exercise price of the Warrants.

In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Selling Stockholder, pursuant to which the Company agreed to file a registration statement covering the resale of Shares.

There is no investment decision left to be made with respect to the investment in the Offering by the Selling Stockholder and thus the Selling Stockholder is “irrevocably bound” to the terms and conditions set forth in the Purchase Agreement, the Warrants and the Registration Rights Agreement executed in connection with the Offering. Further, the Selling Stockholder has assumed the risk that the price of the shares of Company’s common stock will remain above the floor price and, given the historical limited trading volume of shares of the Company’s common stock, as a practical matter, the Selling Stockholder will continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

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Additionally, below is the Company’s detailed analysis of each factor set forth in C&DI 612.09, with additional reference to the principles articulated in C&DI 139.11 above, as necessary, demonstrating that the proposed resale is a genuine secondary offering.

(A) How long the Selling Stockholder has held the Shares

On April 29, 2025, the Company entered into the Securities Purchase Agreement with the Selling Stockholder, pursuant to which the Company agreed to sell and issue to the Selling Stockholder, and the Selling Stockholder agreed to purchase from the Company, up to 8,400 shares of the Preferred Stock and Warrants to purchase shares of the Company’s common stock for a total purchase price of up to $8,400,000 in several tranche closings (“Tranche Closings”). The Selling Stockholder has already been irrevocably bound by the Securities Purchase Agreement for over a month and, based on the tranched closing structure, will remain obligated for many months thereafter until December 31, 2025. Since April 29, 2025 and through the rest of 2025, the Selling Stockholder bears the full economic and market risk of ownership due to its binding obligation to purchase securities in the Offering. In addition, the Selling Stockholder is acquiring the Shares with no assurance that the Shares could be sold in a liquid market. This holding period for the Preferred Stock, Warrants and the Shares demonstrates that the Selling Stockholder is acquiring the securities for investment, does not have intent to distribute the Shares on behalf of the Company and is not acting as an underwriter.

In the Registration Rights Agreement, the Company has covenanted to file a registration statement covering the resale of the Shares and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act within sixty (60) days after the closing date of the Offering. The Company filed the registration statement to perform such obligation under the Registration Rights Agreement. The Company respectfully submits to the Staff that the registration of the Shares for resale as contemplated in the registration statement is consistent with a typical PIPE transaction, where an issuer is required to file a resale registration statement shortly after closing.

Although the Staff has acknowledged in C&DI 139.11 that a valid secondary offering could, in theory, be registered immediately after a closing, the Company believes that the multi-month holding period here further supports secondary-offering treatment.

(B) The circumstances under which the Selling Stockholder is receiving the Shares

The Offering was consummated in a one-time, arm’s-length private placement negotiated between the Company and the Selling Stockholder pursuant to the Securities Purchase Agreement which contained, among other things, customary investment and private placement representations of the Selling Stockholder to the Company. In addition, the Selling Stockholder has not entered into any underwriting relationships or arrangements with the Company, has not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Shares, if any, by the Selling Stockholder. Selling Stockholder is irrevocably bound to wire the proceeds as provided in the Tranche Closings; there are no conditions to the Tranche Closings within the Selling Stockholder’s control, and the transaction is not contingent on market price, due diligence completion, or company “put” exercise. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Stockholder that have or are currently intended to take place if the registration statement is declared effective.

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Selling Stockholder is irrevocably bound to wire the proceeds as provided in the Tranche Closings; there are no conditions to the Tranche Closings within the Selling Stockholder’s control, and the transaction is not contingent on market price, due diligence completion, or company “put” exercise.

Accordingly, the Selling Stockholder has been, and continues to be, fully at risk with respect to its investment. These facts satisfy the indicia identified in C&DI 139.11 for an irrevocably bound investor described above.

(C) The Selling Stockholder’s relationship with the Company

Based upon information supplied to the Company by the Selling Stockholder, the Selling Stockholder is a private investment fund that purchased the securities for its own account and not with a view to resale or distribution. The Company does not have an underwriting relationship with the Selling Stockholder or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the Shares following the effectiveness of the registration statement or even whether any Shares are resold at all under the registration statement. To the Company’s knowledge, at no time has the Selling Stockholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Stockholder represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution. The Selling Stockholder is not an affiliate of the Company, does not control the Company and has not provided any strategic advisory, underwriting, or placement services to the Company. The Selling Stockholder is an institutional accredited investor with no officer, director, employee, or consultant relationships with the Company and no board representation or management or governance rights.

The registration rights granted to the Selling Stockholder under the Registration Rights Agreement entered into in connection with the Offering are customary and are not indicative of any desire of the Selling Stockholder to sell or distribute the Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for such customary registration rights for a variety of business reasons and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Registration Rights Agreement, the Company would not be filing the registration statement. In addition, the Selling Stockholder would be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any of the Shares.

To the extent the Selling Stockholder sells the Shares, the Selling Stockholder will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Shares.

(D) The amount of shares involved

The Company is seeking to register of up to 8,438,949 shares of common stock for resale. While the number of shares of common stock being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the amount of shares of common stock being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering.

We also submit that emphasis solely on the number of shares of common stock being registered in relation to the shares of common stock outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting a valid secondary offering where a significant number of shares of common stock are being registered but the facts do not otherwise demonstrate that the Selling Stockholder is acting as conduits for the issuer to effect a primary offering.

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Moreover, under the Preferred Stock and Warrants, the Company is prohibited from affecting any conversion of the Preferred Stock, or exercise of the Warrants, and the Selling Stockholder does not have the right to convert any portion of the Preferred Stock, or exercise the Warrants, to the extent that after giving effect to the conversion, or exercise, the Selling Stockholder (together with its affiliates, and any other persons acting as a group together with the Selling Stockholder or any of such affiliates) would beneficially own shares of the Company in excess of 4.9% under the Preferred Stock (and up to 4.99% under the Warrants) of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of the Preferred Stock, or exercise of the Warrants.

Finally, the Company notes that the six factors and considerations enumerated in C&DI 612.09 are identical to the interpretive guidance for secondary offerings on Form S-3 as stated in Compliance and Disclosure Interpretation 214.02 (“C&DI 216.14”). C&DI 216.14 states that an affiliate who owns 50% of the issuer’s securities is eligible to make secondary offerings “unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” The Company acknowledges that it is not currently able to register this transaction as a primary offering on Form S-3, but it believes that this criteria is equally applicable for distinguishing primary and secondary offerings on Form S-1 and generally applicable to all sales purported to be made pursuant to Rule 415(a)(1)(i).

The Company believes that this demonstrates that the Offering contemplated by the registration statement should not be viewed as an indirect primary offering solely by virtue of the number of shares of common stock being registered for resale, as such number was the result of a series of events outside of the Company’s control as opposed to an orchestrated offering and amount determined by the Company. Most importantly, the fact that the Selling Stockholder does not have the right to convert the Preferred Stock or Warrants to the extent that after giving effect to the conversion or exercise would beneficially own shares of the Company in excess of 4.9% under the Preferred Stock or up to 4.99% under the Warrants will limit the Selling Stockholder’s ability to obtain and sell a large amount of shares of common stock of the Company.

(E) Whether the Selling Stockholder is in the underwriting business

As noted above, based upon information supplied to the Company by the Selling Stockholder, the Selling Stockholder is a private investment fund. To the Company’s knowledge, the Selling Stockholder is not, nor has it ever been, in the business of underwriting securities. Additionally, neither the amount of investment proceeds payable to the Company nor the issuance of the Shares covered by the registration statement were conditioned on the ability of the Selling Stockholder to resell the Shares.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. See, e.g., Staff Letter dated May 10, 1983 re: American Council of Life Insurance. Pursuant to the Securities Purchase Agreement, the Selling Stockholder represented and warranted that it was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

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(F) Whether, under all the circumstances, it appears the Selling Stockholder is acting as a conduit for the Company

As noted above, the Selling Stockholder will acquire the shares of common stock following conversion of the Preferred Stock and/or exercise of the Warrants, which were initially offered in a bona fide private placement transaction. Since the closing of the Offering, the Selling Stockholder has borne the full economic risk and will continue to do so for a significant period of time through the end of 2025.

The Selling Stockholder is not acting on behalf of the Company with respect to the Shares being registered for resale under the registration statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of the Shares.

Conclusion

The circumstances of the Offering do not indicate that the Selling Stockholder is reselling the Shares on behalf of the Company. The Selling Stockholder did not acquire the Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the Shares or that the Company had any financial interest in the resale of the Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Stockholder is not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Stockholder is not acting as an underwriter on behalf of, or as a conduit for, the Company.

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Shares by the Selling Stockholder as contemplated by the registration statement is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and, as such, the Selling Stockholder should not be deemed to be an underwriter under the Securities Act.

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Please direct any questions regarding the Company’s responses or its Draft Registration Statement to me at (858) 910-4809 or ctinen@swlaw.com.

Sincerely,

SNELL & WILMER L.L.P.

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Jennifer Ernst, Tivic Health Systems, Inc.

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